UNIVERSAL DETECTION TECHNOLOGY
                         9595 Wilshire Blvd., Suite 700
                              Los Angeles, CA 90212



VIA FACSIMILE/EDGAR                                            February 2, 2005

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-1004
Attention:  Jay S. Mumford, Esq.


       RE:   Universal Detection Technology
             Registration Statement on Form SB-2 (File No. 333-117859) Acceleration Request
             ----------------------------------------------------------

Dear Mr. Mumford:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Universal Detection Technology hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 5:00 pm, Washington, D.C. time, on February 2, 2005, or as soon as practicable thereafter.

     We acknowledge the following:

     o should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Universal Detection from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o Universal Detection may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Very truly yours,

                                        UNIVERSAL DETECTION TECHNOLOGY



                                        /s/ Jacques Tizabi
                                        ----------------------------------
                                        Jacques Tizabi
                                        Chief Executive Officer



cc: Julie M. Kaufer, Esq.